Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com

Brambles

5 February 2004

04024389

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

PROCESSED
APR 20 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 16 2004

Laura Jackson
Company Secretarial Assistant

Encs.

DW 4/19

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Legal & General Group plc and/or its subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Legal & General Group plc and/or its subsidiaries

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

852,341

6) Percentage of issued class

Negligible

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

02 February 2004

11) Date company informed

04 February 2004

12) Total holding following this notification

22,055,112

13) Total percentage holding of issued class following this notification

3.05%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters Assistant Company Secretary

Date of notification 05 February 2004

Details of Registered Holders

HSBC Global Custody Nominee (UK) Ltd A/c 914945	266,760
HSBC Global Custody Nominee (UK) Ltd A/c 775245	3,013,654
HSBC Global Custody Nominee (UK) Ltd A/c 357206	17,710,082
HSBC Global Custody Nominee (UK) Ltd A/c 866197	101,100
HSBC Global Custody Nominee (UK) Ltd A/c 904332	61,800
HSBC Global Custody Nominee (UK) Ltd A/c 360509	901,716